Mail Stop 4561

July 17, 2009

Carol K. Nelson
President and Chief Executive Officer
Cascade Financial Corporation
2828 Colby Avenue
Everett, WA  98201

**Re:     Cascade Financial Corporation
          Form 10-K/A filed July 15, 2009
          File No. 000-25286**

Dear Ms.  Nelson:

We have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief
Financial Services Group